UNITED STATES OF AMERICA
                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------
                                             :
          In the Matter of                   :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :  CERTIFICATE OF
          1 Riverside Plaza                  :   NOTIFICATION
        Columbus, Ohio 43215                 :        NO. 19
                                             :
             (70-8429)                       :
                                             :
(Public Utility Holding Company Act of 1935) :
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      THIS  IS  TO  CERTIFY  THAT  AMERICAN   ELECTRIC   POWER   COMPANY,   INC.
("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

      1. During the calendar quarter ended September 30, 1999, American guaranteed the bank loans to AEP Resources, Inc. ("Resources") listed on Exhibits A and B attached hereto.

            (a) On September 17, 1999 Resources made $975,000.00 in capital contributions to AEP Resources Delaware, Inc.

            (b) Resources made $293,694.83 in capital contributions to AEP Resources International, Limited ("AEPRIL") as follows:

     (i)    $ 42,471.49 on July 12, 1999
    (ii)    $ 17,216.27 on July 27, 1999
   (iii) $ 86,646.00 on July 27, 1999 (iv) $ 20,608.00 on September 3, 1999
     (v)    $ 16,000.00 on September 13, 1999
    (vi)    $ 12,866.00 on September 30, 1999
   (vii)    $ 97,887.07 on September 30, 1999

AEP Resources Delaware, Inc. and AEPRIL are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

      2. American's total investments for the year-to-date is $16,187,000.00.

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                  AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:  /s/ A. A. Pena
                                 Treasurer

December 1, 1999





                                                                      Exhibit A

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                             CASH MANAGEMENT SYSTEM
                        QUARTERLY SHORT-TERM DEBT REPORT
                               AEP RESOURCES, INC.


Issue      Maturity               Interest          Principal                            Maturity
 Date        Date       Days       Rate %           Borrowed           Interest           Value
07/01/99   07/29/99      28        5.5310         $   200,000.00     $    860.38     $    200,860.38
07/07/99   07/29/99      22        5.3600             300,000.00          982.67          300,982.67
07/09/99   07/29/99      20        5.4400          11,100,000.00       33,546.67       11,133,546.67
07/14/99   07/29/99      15        5.5300             200,000.00          460.83          200,460.83
07/21/99   07/30/99       9        5.5400           6,000,000.00        8,310.00        6,008,310.00
07/21/99   07/30/99       9        5.8700          18,000,000.00       26,415.00       18,026,415.00
07/27/99   08/18/99      22        5.4300           1,125,000.00        3,733.13        1,128,733.13
07/29/99   08/18/99      20        5.4300          12,250,000.00       36,954.17       12,286,954.17
07/30/99   08/10/99      11        5.6900           6,000,000.00       10,431.67        6,010,431.67
07/30/99   08/10/99      11        5.9300          18,100,000.00       32,796.19       18,132,796.19
08/02/99   08/04/99       2        5.6900           1,900,000.00          600.61        1,900,600.61
08/10/99   08/31/99      21        5.7400          18,500,000.00       61,944.17       18,561,944.17
08/16/99   08/30/99      14        5.5600           1,300,000.00        2,810.89        1,302,810.89
08/18/99   09/15/99      28        5.5400          12,300,000.00       52,999.33       12,352,999.33
08/18/99   09/15/99      28        5.5800           1,125,000.00        4,882.50        1,129,882.50
08/19/99   08/30/99      11        5.6000             200,000.00          342.22          200,342.22
08/31/99   09/14/99      14        5.9300          14,850,000.00       34,245.75       14,884,245.75
09/01/99   09/29/99      28        5.7250             500,000.00        2,226.39          502,226.39
09/10/99   09/15/99       5        5.6800           1,000,000.00          788.89        1,000,788.89
09/14/99   09/15/99       1        5.8500          14,850,000.00        2,413.13       14,852,413.13
09/15/99   09/30/99      15        5.6300           1,800,000.00        4,222.50        1,804,222.50
09/21/99   09/29/99       8        5.7200             200,000.00          254.22          200,254.22
09/28/99   09/30/99       2        5.9500           6,800,000.00        2,247.78        6,802,247.78
09/29/99   10/20/99      21        5.9500           2,225,000.00        7,722.60        2,232,722.60
09/30/99   10/20/99      20        5.6800          10,000,000.00       31,555.56       10,031,555.56
                                      TOTAL       160,825,000.00      363,747.25      161,188,747.25
              AEP RESOURCES, INC. TOTAL          $160,825,000.00     $363,747.25     $161,188,747.25

Average Number of Days  15.40
Weighted Average Rate    5.7343


                                                                      Exhibit B

                              QUARTERLY DEBT REPORT
                               AEP RESOURCES, INC.


     Issue         Maturity       Interest            Principal
     Date            Date          Rate %             Borrowed
   08/02/99        02/02/00         5.8675         $200,000,000.00
   08/31/99        09/30/99         5.555          $340,000,000.00
   09/30/99        11/30/99         5.68           $340,000,000.00